Mail Stop 6010

								November 10, 2005


Kevin M. McNamara
Executive Vice President and Chief Financial Officer
HealthSpring, Inc.
44 Vantage Way, Suite 300
Nashville, TN 37228

	Re:	HealthSpring, Inc.
		Registration Statement on Form S-1
		Filed October 11, 2005
		File No. 333-128939

Dear Mr. McNamara:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. We note some selling shareholders will be participating in the offering. Please revise the registration fee table to state separately the number of shares being registered for the primary offering and the number of shares being registered for the secondary offering.

5. You abbreviate several terms and phrases throughout the filing, especially in the Risk Factors section. The large amount of abbreviations in the document makes the disclosure difficult to understand. Please replace the following abbreviations throughout the filing with the terms and phrases for which they stand: PDP, PMPM, IBNR, and IPA.

Prospectus Summary, page 1

6. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company`s business, industry, and strategy.
Please
revise the summary to present a balanced picture. Also, since you include headings entitled "Our Competitive Advantages" and "Our Growth
Strategy," the balancing disclosure should address the difficulties you face and the obstacles you will need to overcome to accomplish your strategy, and this information should appear under appropriate headings. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

7. Your summary is much longer and more detailed than is anticipated by Item 503(a) of Regulation S-K. We also note that much of the information in the summary is repeated verbatim in the Business section of your document. Please revise to provide a substantially shorter summary.

8. Please define Medicare Advantage and Medicare Part D the first time these terms are used.

Risk Factors, page 9

9. Please delete from the introductory paragraph the sentence that reads, "Additional risks and uncertainties not currently known to us, or risks that we currently deem immaterial, may also impair our business." You are required to disclose all risks you believe to be material, and it is inappropriate to refer to immaterial risks. Please delete the similar disclosure in the "Other Considerations" discussion in your summary on page 4.

The Medicare Prescription Drug, Improvement and Modernization Act
.. .
.. , page 9

10. Please revise each of the subheadings within this risk factor to summarize the risks discussed in the bullet points. For example, the bullet points beneath the subheading "Risks related to new limited annual enrollment period" on page 10 discuss the risk of being unable to market your products outside of the annual enrollment period and the risk of losing some of your sales force. Please revise the subheading to mention these risks.

Risk of increased competition, page 9

11. Have you already observed new competitors enter the industry?
If
so, please discuss this fact and the degree of new competition you have observed.

Risks related to new limited annual enrollment periods, page 10

12. Please state how long the annual enrollment period will last, and state what time of year it will be.

13. If you have already begun to experience difficulties recruiting or retaining sales personnel in anticipation of the limited annual enrollment period, please discuss the situation.

If we are required to maintain higher statutory capital levels . .
.. ,
page 12

14. Please explain how risk-based capital requirements differ from statutory capital requirements. Also if risk-based capital requirements typically are higher than statutory capital requirements, state that fact.

If state regulators do not approve payments . . . , page 13

15. This risk factor states some disbursements can be made without prior approval or notification. The risk factor heading suggests these disbursements might not be sufficient.

* Please describe the general criteria that determine whether prior approval or notification is necessary. For example, is it based on the size of the disbursement, the intended use, whether the disbursement would cause you to drop below the statutory capital requirement, etc.?
* Disclose the aggregate amount of disbursements made in the most recently completed fiscal year, how much of that amount required prior approval, and how much required only notification.
* If your business has ever been materially harmed because of an inability to obtain approval for a needed disbursement, discuss the situation.

Competition in our industry may limit our ability . . . , page 15

16. Please identify your principal competitors.

A disruption in our healthcare provider networks . . . , page 16

17. Please expand the discussion to quantify the percentage of your membership and revenues represented by the Texas market.

We may be unsuccessful in implementing our growth strategy . . . , page 17

18. If integrating acquired companies or expanding into new service areas has caused material difficulties for your company in the past, please discuss the situation(s).

We are dependent upon our executive officers . . . , page 18

19. Please identify the "other senior executives" upon whom you are dependent, and state whether you have written employment agreements with them.

Violation of the laws and regulations applicable to us could expose us
.. . . , page 18

20. This risk factor appears to overlap with "Our business activities are highly regulated . . ." on page 12. Please combine these two risk factors and eliminate any repetitive text. Alternatively, revise the two risk factors and their headings so it is clear they are describing distinct risks.

Claims relating to medical malpractice . . . , page 19

21. Please expand the discussion to clarify whether and the extent to which states in which you conduct operations have considered or proposed legislation to permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations.

22. Please disclose your level of insurance coverage for the risks described in this discussion and the cost to you of such coverage, if material.


There has been no public market . . . , page 21

23. As currently worded, this risk factor could apply to any initial public offering. If you keep this risk factor in your document, please revise it so it is specific to your situation. You should either delete or revise "If we are unable to conclude that we have effective internal controls . . ." and "Requirements associated with being a public company . . . ," which immediately follow this risk factor, for the same reason.

Under our amended and restated certificate of incorporation . . .
,
page 22

24. Please expand the discussion to clarify whether the individuals referred to in this discussion can pursue an opportunity they became aware of as a result of their position, affiliation or relationship with the registrant.

If you purchase our common stock in this offering . . . , page 24

25. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

Use of Proceeds, page 27

26. Please state how much of the funds you plan to use to pay off your outstanding debt.

27. Please identify with more specificity the purposes currently described as "working capital and other general corporate purposes."
Also, state the approximate amount of funds you anticipate using for each of these purposes.

Dividend Policy, page 27

28. Please quantify the amount of your subsidiaries` unrestricted funds as of the latest practicable date.

Capitalization, page 28

29. Please justify why you appear to assume that the preferred stock will convert to common stock when, based on your disclosures on page
F-8, the holders of the preferred stock may require you to redeem them for cash.


Selected Financial Data and Other Information, page 30

30. Please justify why it is appropriate to combine the predecessor and your financial statements in presenting amounts for the six months ended June 30, 2005. On page 36, you disclosed that this combined presentation was not in accordance with GAAP, but that you believed it was useful in analyzing and comparing operating trends. However, in light of the purchase accounting adjustments that resulted from the recapitalization, it does not appear that they are comparable. In addition, it would appear that you can provide disclosures to facilitate the analysis and comparison of operating trends without this combined presentation.

31. Please tell us why your use of "EBITDA" as a performance measure is not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-
GAAP Financial Measures. In addition, please explain why your use of
"EBITDA" as a liquidity measure is not prohibited by Item 10(e)(1)(ii)(A) and Question 14, as the measure also excludes minority interest, phantom stock compensation, extraordinary gain, and transaction expenses. Finally, as long as you use this measure, please rename it so it is not confused with EBITDA, as commonly understood and defined in Item 10(e)(1)(ii)(A) and Question 14.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 36

Comparison of the Combined Six Month Period Ended June 30, 2005 to
the
.. . . , page 38

Preferred Dividend, page 41

32. Please justify why it is appropriate to state that the preferred stock will automatically convert into common stock when, based on your disclosures on page F-8, the holders of the preferred stock may require you to redeem them for cash.

Comparison of Year Ended December 31, 2004 to Year Ended December
.. .
.. , page 41

33. Please justify why it is appropriate to discuss the results of the
NewQuest operations for 2003 on an "as if consolidated basis." In so doing, please address the following comments:

a. You disclosed that this presentation was not in accordance with GAAP, but that you believed it was best way to understand the results of operations and the underlying reasons. However, in light of the purchase accounting adjustments that resulted from the HSMI acquisition, it does not appear that they are comparable. In addition, it would appear that you can provide disclosures to facilitate an understanding of the results of operations without this presentation.

b. Please explain why, even with this presentation, you still need to cite the HMSI acquisition as a factor that contributed to changes, between 2004 and 2003, in depreciation and amortization expense, minority interest, and extraordinary gain.

c. Even if this presentation was appropriate, please justify why it is appropriate to only discuss 2003 this way when comparing 2004 to 2003, not when comparing 2003 to 2002.

d. Even if this presentation was appropriate, please further justify why it is appropriate to adjust for an acquisition only in 2003, but not for the acquisition of HSA in 2002.

e. In the end, please clarify how these inconsistencies facilitate an understanding of your results of operations.

Comparison of Year Ended December 31, 2003 to Year Ended December
.. .
.. , page 44

34. Please discuss why the proportion of income tax expense to pre-tax income was significantly less in 2002 than in 2003.

Liquidity and Capital Resources, page 45

35. Please disclose the sufficiency of your current level of cash on hand and internally generated cash flows, without assuming amounts that may become available under a new revolving a credit facility that you intend to put in place following consummation of this offering.

Cash Flows from Operating Activities, page 46

36. Please revise your discussion of net cash from operating activities to comply with Section IV.B.1. of Financial Reporting
Release 72 or tell us how it now complies.

Critical Accounting Policies and Estimates, page 49

Medical Claims Liability and Medical Expenses, page 49

37. If a range is calculated around the medical claims liability, please: (a) disclose that range; (b) discuss the key assumptions used to arrive at the best estimate within that range; and, (c) describe why the amount recognized represented the best estimate, rather than any other amount within the range. If a range is not calculated and if you generate multiple point estimates, please: (i) disclose the range of those point estimates; (ii) clarify whether a specific point estimate is recognized or, if not, how the estimates are used; and,
(iii) describe why the amount recognized represented the best estimate, rather than any other amount within the range.

38. Please tell us whether the changes in the completion and claims trend factors used to illustrate their sensitivity represent the reasonably likely changes in those factors, as contemplated by Section
V. of Financial Reporting Release 72. If not, please revise your disclosures to illustrate the potential impact of reasonably likely, as opposed to hypothetical, changes in those factors.

39. Please elaborate on the prior period liability development to include the following disclosures: (a) discuss and quantify offsetting changes in the prior estimates; (b) identify the changes in the key assumptions underlying the prior estimates; and, (c) disclose any trends in the number of claims and the average settlement amounts and how those trends are consistent with the liability development.

Business

Overview, page 54

40. Please provide us with independent, third-party support for the statement that you "are one of the largest managed care organizations in the United States whose primary focus is the Medicare Advantage market." Also, cite this source in your filing.

41. We note the statement, "Our concentration on Medicare Advantage provides us with opportunities to better understand the Medicare program, design superior products, control medical expenses, and offer high quality healthcare benefits to Medicare beneficiaries in our local service areas." Please discuss how you believe your understanding of the Medicare program and your products are better and superior than your competitors`, and quantify how your medical expenses have been controlled as a result of your concentration on Medicare Advantage.

42. We note you believe you "have a leading Medicare market position in most of [your] established service areas and have operating efficiencies, provider relationships, and brand name recognition that provide [you] advantages relative to [your] existing and potential competitors." Please explain what these beliefs about your market position, operating efficiencies, provider relationships, and brand name recognition are based on. Also, since you are comparing your company to your existing and potential competitors, you should provide information about your competitors` market positions, operating efficiencies, provider relationships, and brand name recognition.

Our Growth Strategy, page 62

43. Please explain in your document how you calculated the figure of
$50.00 to $175.00 that your average member saves each month.

Facilities, page 76

44. Please file your lease agreements as exhibits.  See Item
601(b)(10)(ii)(D) of Regulation S-K.

Certain Relationships and Related Transactions, page 92

45. Please disclose any affiliation your company had with GTCR prior to the recapitalization.

Principal and Selling Stockholders, page 96

46. We note from the third paragraph of this section that GTCR will offer some of its shares, and GTCR will also be the source of the overallotment shares, if the underwriters exercise the overallotment option. Will the non-overallotment shares be part of the primary offering? Please clarify. If GTCR will offer these shares in a secondary offering, you should revise the registration fee table to state separately the shares for the primary and secondary offerings.

Certain United States Tax Consequences to Non-United States
Holders,
page 106

47. Please delete the word "Certain" from the heading and substitute
"Material."

48. Please revise the second paragraph, the bolded legend on page
107,
and the bolded legend on page 108 to state non-United States holders are "urged" to consult their tax advisers rather than they
"should" do
so.

Underwriting, page 109

49. We note from page 112 that you intend to include a directed share offering as part of your public offering. Please provide us with any material you have sent or intend to send to potential purchasers, such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriter. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

50. Please disclose whether the shares purchased in the directed share program will be subject to lock-up agreements. If they will be, please briefly describe the terms of the lock-up agreements.

51. Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate will make offers or sales electronically. If so, tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of
Section 5 of the Securities Act, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

52. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the internet. If so, tell us who the party is and the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

53. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-
ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Index to Financial Statements, page F-1

Financial Statements of HealthSpring, Inc. and Subsidiaries, page
F-2

54. Please justify why it is appropriate for all of your prior period
amounts and some of your current period amounts to be those of NewQuest, your predecessor entity. While the financial statements of
NewQuest may be required by Rule 3-05 of Regulation S-X, it is unclear
why they are being presented alongside your financial statements.
As,
on page F-6, you disclosed that the recapitalization was accounted for
using the purchase method, it would appear that your financial statements should only reflect the operations of NewQuest subsequent to the date of acquisition, as contemplated by paragraph 11 of ARB
51
and paragraph 51(c) of SFAS 141. In addition, as long as you continue this presentation, please separate the predecessor and your financial statements with a heavy black line and prominently disclose that they are not comparable, primarily as a result of the purchase accounting adjustments that resulted from the recapitalization.

Condensed Consolidated Statements of Cash Flows, page F-4

55. Please disclose how you accounted for the proceeds from the sale of units in a consolidated subsidiary. Please tell us how that accounting is consistent with SEC Staff Accounting Bulletin Topic
5.H.

Notes to Condensed Consolidated Financial Statements, page F-5

56. Please tell us whether your significant accounting policies are consistent with those of NewQuest. If not, please disclose how your policies differ, as may be warranted by paragraph 30(g) of APB 28.

2.  Recapitalization, page F-5

57. Please explain to us why it was appropriate to account for the recapitalization using the purchase method outlined in SFAS 141 and cite the specific literature supporting this accounting. In addition, please clarify how "recapitalization" appropriately describes the transaction. Finally, please tell us how you appear to have concluded that HealthSpring was the accounting acquirer by addressing each criteria outlined paragraph 17 of SFAS 141 and any other relevant factors.

58. Please disclose a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill, as required by paragraphs 51(b) and 58(a) of SFAS 141. In addition, please ensure that you have provided all of the disclosures contemplated by paragraph 51(d), as required by paragraph 58(a). Furthermore, please provide a reconciliation between the aggregate transaction value and the individual items that comprise that value.

59. Please clarify whether it was HealthSpring or NewQuest that incurred the transaction costs that were expensed during the two-month period ended February 28, 2005, as they would appear to be reflected amongst the expenses of NewQuest in your statements of income. If they were incurred by HealthSpring, please revise your statements of income to clarify this and tell us why expensing them complies with paragraph 24 of SFAS 141.

12.  Commitments and Contingencies, page F-12

60. Please explain why you do not appear to have recognized any amounts related to the equity award and cite the specific literature supporting this. In so doing, please elaborate on the nature of the agreements made as a condition of the recapitalization and describe any circumstances where you may be required to pay cash or distribute other assets, if the equity award is not finalized.


Financial Statements of NewQuest, LLC as of and for the Years
Ended .
.. . , page F-13

Report of Independent Registered Public Accounting Firm, page F-13

61. As the disclosures in footnotes 1(j), 6 and 12 do not appear to reflect any events occurring after April 25, 2005, please tell us why it was appropriate for KPMG to dual date their report and how they complied with AU Section 530.

Notes to Consolidated Financial Statements, page F-18

(1) Organization and Summary of Significant Accounting Policies, page
F-18

(a)  Description of Business and Basis of Presentation, page F-18

62. Please tell us why NewQuest separately discusses only some of its subsidiaries, as they do not appear to discuss HouQuest, TexQuest and
NMA. To the extent that certain subsidiaries are separately discussed to provide insight into the nature of their operations, please disclose the extent to which each subsidiary discussed contributed to the consolidated revenues and net income of NewQuest.

GulfQuest, LP (GulfQuest), page F-18

63. Please tell us whether FIN 46(R) or EITF 97-2 is applicable to the agreements for GulfQuest to manage the independent physician associations. If either guidance is applicable, please explain how the accounting for these agreements complies with the guidance.

TennQuest Health Solutions, LLC (TennQuest), page F-19

64. Please disclose how much TennQuest owned of HSUSA prior to December 19, 2003 and how TennQuest acquired that ownership interest.

65. Please tell us how NewQuest accounted for the (a) redemption of the HSMI and HSUSA ownership interest and (b) the conversion of the minority interest in TennQuest into membership units in NewQuest. In so doing, please explain how the accounting complied with GAAP and why, based on the disclosures on page F-22, neither (a) nor (b) appeared to have resulted in goodwill.

(e)  Accounts Receivable, page F-21

66. Please justify why NewQuest`s allowance for doubtful accounts did not appear to consider the fact that some balances that were then current or past due for ninety days or less would also, ultimately be uncollectible.

(i) Goodwill and Other Intangible Assets, page F-22

67. Please explain why it was appropriate for NewQuest to recognize goodwill when it acquired its interest in HSMI in 2001, when they disclosed, on page F-19, that, through March 31, 2003, TennQuest only owned 50% of HSMI and HMSI was being accounted for under the equity method.

68. As NewQuest appeared to recognize goodwill prior to the adoption of SFAS 142 and as that goodwill would have presumably been amortized under APB 17, please clarify why the adoption of SFAS 142 had no impact on their results of operations or financial position, as goodwill would no longer be amortized.

(k)  Members` Equity, page F-23

69. As NewQuest distinguishes between the series of membership units, please disclose the number of units issued and outstanding for each series. In addition, please disclose the aggregate liquidation preference, as contemplated by paragraph 7 of SFAS 129.

(m)  Fee Revenue, page F-24

70. Please tell us whether revenue representing monthly surpluses relating to an HMO`s or IPA`s managed operations can be reduced by deficits in subsequent months. If so, please revise your policy to address how you consider this.

(o)  Earnings per Member Unit, page F-24

71. Please explain why the following do not appear to have been considered as potentially dilutive and how that complies with SFAS 128: (a) phantom membership agreements and (b) the ability of the minority members of TennQuest to convert their ownership to membership units of NewQuest.

(8)  Consolidation of HSMI, page F-28

72. Please tell us whether the values of the additional net assets of
HSMI acquired were adjusted pursuant to paragraph 44 of SFAS 141. If so, please tell us why the NewQuest disclosures appear to indicate that amounts were recognized for property and equipment, other assets, and goodwill, as the value of the assets would have presumably been reduced to zero. If not, please justify why the recognition of this gain was appropriate.


(9)  Acquisitions, page F-30

73. Please tell us why NewQuest did not appear to attribute any amounts to intangible assets for any of these acquisitions and how this complies with SFAS 141. On page F-6, we noted that, in accounting for the recapitalization, amounts were attributed to the following intangible assets: noncompete agreements, provider network,
Medicare member network, and customer relationships. In addition, based on your disclosures on pages 38 and 42, it appears that customer and provider relationships existed prior to the recapitalization. As such, please address the extent to which each of these intangible assets arose from each of these acquisitions, as opposed to them being internally generated by NewQuest.

(15)  Statutory Capital Requirements, page F-35

74. For each HMO, please disclose the statutory net worth, as would appear to be required by paragraph 60(h)(1) of SFAS 60.

(20)  Phantom Membership Agreements, page F-37

75. Please tell us why an expense was not recognized prior to the conversion of the phantom membership units to actual membership units.
In addition, please explain why it was appropriate to determine the amount of the expense based on the proposed per unit value of the recapitalization. In both regards, please cite the specific literature that supports this accounting.

Financial Statements of HealthSpring of Alabama, Inc. for the Year Ended ..., page F-46

Statement of Cash Flows, page F-48

76. Please provide a reconciliation of net income to net cash flow from operating activities, as described in paragraph 28 of SFAS 95 and required by paragraph 29.

Pro Forma Financial Data, page F-52

77. For the six-month period ended June 30, 2005, please tell us why it was appropriate to assume that the recapitalization had occurred on
January 1, 2005. Based on Rule 11-02(b)(6) of Regulation S-X, it would appear that you should have assumed that the transaction was consummated at the beginning of the fiscal year presented, or January
1, 2004.

78. Please include the per share data required by Rule 11-02(b)(7) of
Regulation S-X.


Notes to Unaudited Pro Forma Consolidated Statement of Income for
the
.. . . , page F-56

79. Please tell us how including a pro forma adjustment for the transaction expense incurred in connection with the recapitalization complies with Rule 11-02(b)(6) of Regulation S-X, as it would not appear to have a continuing impact.

Item 16. Exhibits and Financial Statement Schedules, page II-3

80. We note you have not yet filed some of your exhibits. Please be aware we will need time to review the exhibits once they are filed, and we may have comments on them. Any comments we have will need to be resolved prior to effectiveness.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Keira Ino at (202) 551-3659 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Howard H. Lamar III, Esq.
	J. James Jenkins, Jr., Esq.
	Bass, Berry & Sims PLC
	315 Deaderick Street, Suite 2700
	Nashville, TN 37238
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Kevin M. McNamara
HealthSpring, Inc.
November 10, 2005
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